[SUTHERLAND LETTERHEAD]

THOMAS E. BISSET

DIRECT LINE: 202.383.0118

E-mail: thomas.bisset@sutherland.com

December 31, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

Re:	Pre-Effective Amendment No. 1 to the Form S-1 Registration Statement File No. 333-160345 filed by Eagle Life Insurance Company

Dear Commissioners:

On behalf of Eagle Life Insurance Company (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended (the “1933 Act”) a copy of Pre-Effective Amendment No. 1 to the Form S-1 Registration Statement (the “Amendment”) for certain flexible premium deferred index annuity contracts (the “Contracts”).

The Amendment incorporates changes made in response to comments raised by the Commission staff in a letter to Counsel for the Company dated October 16, 2009, and includes information necessary to complete the registration statement, such as financial statements and the remainder of the required exhibits.  The Amendment also reflects clarifying or stylistic changes. Acceleration requests from the Company and the principal underwriter also accompany the filing.

The following paragraphs provide the Company’s response to the comments set forth in the staff’s letter dated October 16, 2009.  For the staff’s convenience, each of the comments is set forth in full below, followed by the response.

General Comments

1.              Comment:  The EDGAR cover sheet contains a statement that the company does not concede that the contract is a security.  Please explain supplementally to the staff your position on whether the contract is or is not a security.

Response:  In response to the SEC staff comment, the Company has removed the subject statement from the cover sheet to the Amendment.

2.              Comment:  Please provide a clear, plain English prospectus summary.  The summary should highlight key concepts and disclose, together, all fees and charges applicable under the contract (e.g., surrender charge schedule, rider charges, MVA deduction, etc.).  Also, the summary should be organized by importance and should avoid any redundancy.  See Form S-1 and Regulation S-K, Item 503(a).

Response:  The Company has complied with the SEC staff comment.

3.              Comment:  Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s obligations described in the prospectus or whether the company will be solely responsible for paying such obligations.  If there are none, please include a representation in your response letter indicating that there are no such agreements and the company will be solely responsible for paying out any such obligations associated with the contract.

Response:  The Company has not entered into any guarantee agreements with third parties to support its obligations under the Contract.  However, the Company has entered into a financial support agreement with American Equity Life Insurance Company (“American Equity Life”).  The “POTENTIAL RISK FACTORS THAT MAY AFFECT FUTURE RESULTS” and “TRANSACTIONS WITH RELATED PERSONS, PROMOTERS, AND CERTAIN CONTROL PERSONS” sections of the prospectus describe this agreement.  Notwithstanding such financial support agreement, the Company will be primarily responsible for honoring any payouts or obligations under the Contracts.

4.              Outside Front Cover Page of Prospectus

a.               Comment:  Please limit the outside cover page of the prospectus to one page.  Item 501(b) of Regulation S-K per Item 1 of Form S-1.

Response:  The Company has complied with the SEC staff comment.

b.              Comment:  The outside cover page of the prospectus uses capitalized terms that are not defined.  Please avoid the use of defined terms in the outside cover page and summary to the greatest extent possible.  See Form S-1 and Regulation S-K, Items 502, 503.  In circumstances where defined terms are used, please define them the first time they are used.

Response:  The Company has complied with the SEC staff comment.

c.               Comment:  If an introductory summary is going to be included on the cover page, please consider revising for readability.  In its current state, the disclosure is difficult to read.

Response:  The Company has revised the subject disclosure in response to the SEC staff comment.

d.              Comment:  In the first paragraph, if the disclosure is going to note that the contract is designed for individuals and certain retirement plans that qualify for special federal income tax treatment, then the disclosure should also note that tax qualified retirement plans provide their own tax deferral benefit and the purchase of the contract does not provide additional tax deferral benefits beyond those provided in the tax qualified retirement plan.  Otherwise, the disclosure may be removed from the cover page.

Response:  The Company has added the disclosure recommended by the SEC staff.

e.               Please insert, after the second sentence in the section entitled “There are risks associated with the Contract,” a plain English statement which conveys the information that a contract owner may receive less than the original investment upon surrender.

Response:  The Company has added the disclosure recommended by the SEC staff.

f.                 Comment:  Please revise the Commission Legend so that it indicates the Commission has not passed on the “adequacy or accuracy” of the prospectus.  Item 501(b)(7) of Regulation S-K per Item 1 of Form S-1.

Response:  The Company has complied with the SEC staff comment.

5.              What Are My Contract Benefits?  (pages 1-2)

a.               Comment:  In the section entitled “Principal and Interest Guarantees,” please explain supplementally to the staff why the guaranteed minimum interest rate for the contract is not specified in the prospectus.  In addition, please state whether the guaranteed minimum interest rate could be zero.

Response:  In response to the SEC staff comment, the Company has revised the “Principal and Interest Guarantees” section of the prospectus to reflect that the Minimum Guaranteed Interest Rate is 1.5%.

b.              Comment:  The disclosure under the subheading “Upside Potential with Limited Downside Risk” states that your contract “provides the opportunity to earn interest that may be higher than a traditional declared fixed interest rate annuity . . . .”  Please state that the interest earned may also be lower.

Response:  The Company has added the following to the end of the “Upside Potential with Limited Downside Risk” section of the prospectus:  “In some circumstances, your Contract may credit interest that is lower than the interest that would be credited under a traditional declared fixed interest rate annuity.  Please see the “Risk Factors” section on page     .”

c.               Comment:  The “Tax Deferral” subheading contains disclosure stating that tax-deferred growth allows your money to grow faster because you earn interest on dollars that would “otherwise be paid” in taxes.  Please clarify this statement.

Response:  The Company has revised the second and third sentences under the “Tax Deferral” section of the prospectus as follows:  “This may allow your money to grow faster because you earn interest on dollars that otherwise may have been paid in taxes. Your Premium payments earn interest, the interest compounds within the Contract and the money you may have otherwise paid in taxes earns interest.”  Also, the Company has added the following to the end of the section, “Please see the “Federal Income Taxes” section on page     .”

d.              Comment:  In the last sentence of the subheading “Annual Penalty-Free Withdrawals, do you mean to say taxes and tax penalties may apply?

Response:  The Company revised the subject disclosure pursuant to the SEC staff’s recommendation.

e.               Comment:  The disclosure in the subheading entitled “Death Benefit Proceeds” suggests the owner “consult with your own legal or tax advisor.”  The disclosure, however, does not indicate any tax implications or other reasons that this would be appropriate.  Please revise to clarify the reason for the statement regarding consultation.

Response:  The Company has revised the subject disclosure to read, “There may be tax and other legal implications associated with naming particular Beneficiaries and selecting the form of payment.  Please consult with your own legal or tax advisor regarding how to best structure payment of the Death Benefit Proceeds in your own individual situation.”

f.                 Comment:  With respect to the “Lifetime Income Benefit Rider,” the second sentence of the disclosure states that scheduled payments under the rider during the surrender charge period are not subject to a surrender charge or an MVA unless you make a withdrawal and together the withdrawal and scheduled payment exceed the penalty free withdrawal.

However, the prior sentence states that the rider guarantees you can receive a certain set of payments for your life once schedule payments have begun unless withdrawals are made under the contract.  Please fix the apparent inconsistency.

Response:  The Rider guarantees scheduled payments even if the Contract Value is zero, unless the Contract Value was reduced to zero by Excess Withdrawals.  Further, an MVA and Surrender Charge are only applied to the scheduled payment under the Rider if the amount of the scheduled payment together with the amount of any Excess Withdrawal in a given Contract Year exceeds the Penalty-Free Withdrawal amount.  The operation of the Rider is explained in detail in the “LIFETIME INCOME BENEFIT RIDER” section of the prospectus.

However, for clarity, the Company has revised the first sentence under the “Lifetime Income Benefit Rider” section of the prospectus to state as follows:  “For an extra charge, we offer the Lifetime Income Benefit Rider, which guarantees you can receive certain scheduled payments for your life, even if your Contract Value is reduced to zero, provided certain conditions are met.”

g.              Comment:  Also, please consider disclosing that the Lifetime Income Benefit rider is distinguishable from annuitization.

Response:  The distinction between annuity payments and payments under the Lifetime Income Benefit Rider is explained in the “LIFETIME INCOME BENEFIT RIDER” section of the prospectus.  For clarity, the Company has added the following under the “Lifetime Income Benefit Rider” section in the “CONTRACT SUMMARY” section of the prospectus:  “Scheduled payments under the Lifetime Income Benefit Rider are not annuity payments and do not receive the same favorable tax treatment as annuity payments.”

6.              What is My Contract’s Value? (page 3)

a.               Comment:  Please explain supplementally to the staff whether the current cap rate will be reflected in the contract.

Response:  The current Cap Rate is only guaranteed for one year and is disclosed on the Contract’s Specifications page.  At least 15 days prior to each Contract Anniversary, the Company will notify the Contract Owner of the Cap Rate for the following Contract Year.  The guaranteed minimum Cap Rate on the Annual Point to Point Value Option is 4%.  The guaranteed minimum monthly Cap Rate on the Monthly Point to Point Value Option is 1%. The Company has revised the “Indexed Value Options: Cap Rate” section of the prospectus to reflect the guaranteed minimum Cap Rates.

b.              Comment:  The disclosure states that at least 15 days prior to each Contract Anniversary, the company will send a notice that identifies the cap rate for each indexed value option that we expect to guarantee for the next contract year.  Please explain to the staff under what circumstances the company would not know the cap rate for the upcoming year 15 days prior to the Contract Anniversary.

Response:  In the substantial majority of circumstances, the Company expects to be able to guarantee the Cap Rate for the upcoming year in the notice sent to Contract Owners 15 days prior to the Contract Anniversary.  However, in the event of extremely volatile financial markets, the Company may need to adjust the rate cited in the notice.  The Company has added the following to the disclosure in the “What is My Contract’s Value?” section of the prospectus:   “In the highly unlikely event that volatile financial markets prevent the Company from being able to guarantee the Cap Rate for the next Contract Year in the notice sent to Contract Owners 15 days before the Contract Anniversary, the Company will notify Contract Owners of the Cap Rate as soon as possible prior to the Contract Anniversary.”

7.              How Are My Premiums Allocated?  (page 3)

Comment:  Please clarify whether there are any minimum percentage allocations that apply to additional premiums.

Response:  In response to the SEC staff comment, the Company has added the following under the “How Are My Premiums Allocated” section of the prospectus, “There are no minimum allocation requirements for additional Premiums.”

8.              May I Transfer Money Between Options? (page 3)

Comment:  Please confirm supplementally to the staff whether the company would in fact wait until the next contract anniversary to automatically transfer remaining accumulated value to the Fixed Value Option in the event the remaining balance in an Indexed Value Option is below $1,000 following a transfer between options.

Response:  The Company confirms that it will wait until the next Contract Anniversary to automatically transfer Accumulated Value remaining in an Indexed Value Option to the Fixed Value Option if the balance in the Indexed Value Option falls below $1,000 following a withdrawal from the Contract.  Voluntary transfers may only be made on a Contract Anniversary.  If a voluntary transfer causes the Accumulated Value in the Indexed Value Option to fall below $1,000, then the Company will automatically transfer the remaining balance in the Indexed Value Option to the Fixed Value Option on the same Contract Anniversary.

9.              What is the Market Value Adjustment? (page 5)

Comment:  The disclosure states that the MVA also reflects a 0.50% deduction.  Please clarify what the “0.50% deduction” is deducted from.

Response:  The “0.50% deduction” is not a separate charge under the Contract.  Instead, the 0.50% deduction is a part of the formula for calculating the MVA Factor.  As reflected in the MVA Factor, the 0.50% deduction is designed to compensate the Company for certain expenses and losses that the Company may incur, either directly or indirectly, as a result of a surrender or withdrawal.  To comply with the SEC staff comment, the Company has removed the disclosure regarding the “0.50% deduction” from the “CONTRACT SUMMARY” section of the prospectus.  The Company notes that the “0.50% deduction” is discussed later in the prospectus in the “MARKET VALUE ADJUSTMENT” section.  Also, to remove any confusion, the Company has moved the MVA disclosure to the “What Are My Contract’s Fees and Charges” section of the “CONTRACT SUMMARY.”

10.        Definitions (pages 6 and 7)

a.               Comment:  Please consider moving the Definitions immediately after the Table of Contents.

Response:  The Company has complied with the SEC staff comment.

b.              Comment:  Please include the terms “Excess Withdrawals,” “Fixed Value Minimum Guaranteed Interest Rate,” “Settlement Options,” and any other capitalized terms in the Definitions.

Response:  The Company added the following definitions to the “Definitions” section:

Excess Withdrawals:  When the Lifetime Income Benefit Rider has been selected and scheduled payments under the Rider have commenced, Excess Withdrawals include any withdrawals you take in addition to those scheduled payments under the Rider.

Fixed Value Minimum Guaranteed Interest Rate: The minimum rate of interest we will credit under the Fixed Value Option.  The Fixed Value Minimum Guaranteed Interest Rate is 1%.

Settlement Option: The annuity payout options available under the Contract.

c.               Comment:  Please delete “constitute the entire Contract” from the definition of Contract.

Response:  The Company has complied with the SEC staff comment.

11.        Risk Factors (pages 8 and 9)

a.               Comment:  Please explain supplementally to the staff why the guaranteed minimum cap is not specified in the prospectus.

Response:  The guaranteed minimum Cap Rate on the Annual Point to Point Value Option is 4%.  The guaranteed minimum monthly Cap Rate on the Monthly Point to Point Value Option is 1%. The Company has revised the “Indexed Value Options: Cap Rate” section of the prospectus to reflect the guaranteed minimum Cap Rates.

b.              Comment:  Please disclose as an additional risk that charges incurred due to withdrawals in excess of free withdrawal amounts during the surrender charge period may result in the loss of principal and earnings.

Response:  The following sentence has been added after the third sentence in the “Liquidity Risk” section of the prospectus:  “The application of Surrender Charges and MVAs may result in a loss of a portion of your principal and/or earnings.”

c.               Comment:  The disclosure states that the company may substitute a suitable equity index for the Index if (i) the Index is discontinued, (ii) the company is unable to utilize the Index, or (iii) the calculation of the Index is changed substantially.  Please explain:

•                  what is considered a “substantial change” to a calculation of the Index;

•                  what would make a replacement index suitable;

•                  under what circumstances the company would be unable to utilize the Index; and

•                  the effects, if any, of the change in index upon any applicable guarantees.

Response:  In response to the comment, the Company submits the following:

•                  A “substantial change” to the calculation of the Index may mean, for example, a significant change in the issuers included in the Index or in the concentration of the Index in an industry segment or sector.  Neither the Company nor its parent, American Equity Life, has ever substituted an index due to a “substantial change.”

•                  The suitability of a replacement index depends on a number of factors, including but not limited to, the number of issuers included in the index and whether the index concentrates or focuses on any particular industry segment or sector.

•                  Examples of when the Company would be unable to utilize an index include, but would not be limited to, situations where the Company was unable to obtain a license or if the publisher of the index went out of business.

•                  A change in the index would not affect the guarantees under the Contract.

The Company notes that comparable disclosure has been added to the “RISK FACTORS - Risk That We May Eliminate or Substitute an Index” section of the prospectus.

d.              Comment:  The disclosure on page 15 of the prospectus states that the company may terminate any of the Indexed Value Options at any time.  Please disclose in the risk factors section any risks associated with the company’s ability to terminate the indexed options.

Response:  In response to the SEC staff comment, the disclosure in the “Risk That We May Eliminate or Substitute an Index” section of the prospectus has been revised to state the following: “. . . the performance of the new index may differ from the Index. This, in turn, may affect any future Index Credits you earn. Although we believe it is highly unlikely, it is possible that we may eliminate all of the Indexed Value Options, leaving only the Fixed Value Option available under the Contract. In that event, your Accumulated Value in the Indexed Value Options would be transferred to the Fixed Value Option. For more information, please see the “Contract Value: Indexed Value Options” section on page    .”

e.               Comment:  Please include the risk that the company may defer payment of surrender proceeds for up to six months.

Response:  The Company has added the following under the “Liquidity Risk” section of the prospectus: “In certain circumstances, we may defer payment of your Surrender Proceeds for up to six months after we receive your request for surrender.”

f.                 Comment:  With respect to “Other Interest Rate Risks,” please disclose how often the company may set the cap rate for the Indexed Value Options and the Initial Fixed Value Interest Rate and Current Fixed Value Interest Rate for the Fixed Value Option.

Response:  The Company has replaced the last sentence in the first paragraph of the “Other Interest Rate Risks” section of the prospectus with the following:  “We will send you a notice 15 days before each Contract Anniversary disclosing the Cap Rate we expect to guarantee for the following Contract Year.  We guarantee that the Cap Rate will not be less than the minimum Cap Rate.”  The following has been added as the first sentence of the second paragraph in the section:  “The Initial Fixed Value Interest Rate is guaranteed for the first Contract Year.”  The third sentence of the second paragraph has been revised to state the following:  “However, we have the right to change the Current Fixed Value Interest Rate at any time in our sole discretion.”

g.              Comment:  Please revise the second sentence of the paragraph under the subheading “MVA Risk” for clarity.

Response:  The Company has revised the subject sentence and section to clarify the disclosure.

h.              Comment:  Please include the risks associated with the Lifetime Income Benefit Rider.  In particular, identify the circumstances under which a contract owner can lose protection of the rider.

Response:  The following has been added to the “RISK FACTORS - Lifetime Income Benefit Rider Risks” section of the prospectus. There are certain risks associated with the Lifetime Income Benefit Rider. For example, Excess Withdrawals may significantly reduce the value of the Rider and cause the Rider to terminate. Excess Withdrawals taken during the Surrender Charge Period may also be subject to Surrender Charges and MVAs.”

12.        Description of Your Contract (page 10)

a.               Comment:  Please clarify that the rates of interest declared for the Fixed Value Options and the cap rate for each Indexed Value Option will be lower for the shorter surrender charge schedule selected.

Response:  The Company has added the following after the second sentence in the third paragraph in the “DESCRIPTION OF YOUR CONTRACT” section of the prospectus: “Generally, Surrender Charge Schedules with longer Surrender Charge Periods may have higher Initial Fixed Value Interest Rates, Current Fixed Value Interest Rates and Cap Rates.  Conversely, Surrender Charge Schedules with shorter Surrender Charge Periods may have lower Initial Fixed Value Interest Rates, Current Fixed Value Interest Rates and Cap Rates.”

b.              Comment:  We expect all material disclosure to be included in the prospectus.  The disclosure contained in the third paragraph of this section makes it appear that this is not the case.  Please explain supplementally to the staff whether all material disclosure is contained in the prospectus or revise the paragraph.

Response:  The prospectus contains all material disclosures with the exception of changes necessitated by variation among state laws.  The Company would reflect any such changes on a Contract’s specification page.

c.               Comment:  With respect to the disclosure in the subheading entitled “Additional Premiums,” please explain supplementally to the staff what would cause a contract to exceed any Company, federal or state limitations on premium payments received during any taxable year.

Response:  The Contract would be available to fund certain tax-qualified retirement plans (e.g., IRAs, section 401(a)/401(k) plans, section 457 plans).  The Internal Revenue Code (“IRC”) imposes annual limits on the amounts that may contributed to these plans during a taxable year.  In a variety of situations, it may not be apparent at the time of payment that a particular premium payment would cause a limitation under the IRC to be exceeded.  For example:

•                  Annual limits for IRAs are applied on an aggregate basis to all IRAs owned by an individual.  An individual who owns an IRA contract might have another IRA contract issued by another provider.  If that person makes a $1,000 premium payment in 2010 to the Contract, that premium would appear to be well under the $5000 annual contribution limit.  However, if that individual had already made a payment of $5,000 to another IRA contract in that year, the $1,000 premium would exceed the $5000 annual contribution limit.  The Company would have no way of knowing that the $5000 annual contribution limit had been exceeded.  Similar limitations are applied on an aggregate basis under other types of qualified contracts.

•                  Some IRC limits are expressed as the lesser of a particular dollar limitation or a percentage of compensation.  Due to a change in circumstances (e.g., loss of job) a premium payment that is under the dollar limitation might end up exceeding the percentage of compensation limitation.  Again, this would not be apparent to the Company.

13.        Tax-Free “Section 1035” Exchanges (page 12)

Comment:  In describing Section 1035 exchanges, the disclosure states there may be a new surrender charge period for “this” Contract and other charges may be higher (or lower) and the benefits may be different.  Is the disclosure intended to say “other” contract in this context?

Response:  The Company revised the subject disclosure to use the term “other” rather than “this.”

14.        Rights under the Contract (page 12)

a.               Comment:  Please explain what is meant by the sentence that states “Use care when naming an Owner/Annuitant.”

Response:  The Company has removed the subject disclosure.

b.              Comment:  The second paragraph under the subheading “Right to Name Beneficiary” states “All rights of a Beneficiary, including an irrevocable Beneficiary, will end if the Beneficiary dies before the Owner or the Annuitant.”  Please confirm whether another beneficiary may be named under such a scenario.

Response:  The Company has added the following sentence to the end of the second paragraph under the “Right to Name Beneficiary” section:  “If the Beneficiary dies while the Annuitant is alive, you may add a new Beneficiary by a signed written notice sent to our Home Office.”

15.        Contract Value (pages 13-17)

a.               Comment:  Please state the minimum guaranteed interest rate for the fixed value option in the prospectus.

Response:  The Company has revised the “Definitions” and “Fixed Value Option Calculation” sections of the prospectus to reflect that the Fixed Value Minimum Guaranteed Interest Rate is 1%.

b.              Comment:  With respect to the Fixed Value Option Calculation, please clarify the third and fourth bullet points to state that any withdrawal amount and any interest credited are from the fixed value option, if that is the case.  This comment also applies to the “Between Contract Anniversaries” scenario.  In addition, please disclose how accumulated value is impacted if money comes out of the Indexed Value Options into the Fixed Value Option.

Response:  Under the “Fixed Value Option Calculation” section of the prospectus, the third and fourth bullets addressing the calculation of the Fixed Value Option on the Contract Anniversary have been revised to state as follows:  “Any Withdrawal Amounts from the Fixed Value Option since the last Contract Anniversary; plus” and “Any interest credited to the Fixed Value Option since the last Contract Anniversary; and adjusted for.”  The third and fourth bullets addressing the calculation of the Fixed Value Option between Contract Anniversaries have been revised as follows:  “Any Withdrawal Amounts from the Fixed Value Option since the last Contract Anniversary; plus” and “Any interest credited to the Fixed Value Option since the last Anniversary.”

Also, the Company has added the following paragraph immediately after the disclosure addressing the calculation of the Fixed Value Option on the Contract Anniversary:  “The transfer of Accumulated Value from an Indexed Value Option to the Fixed Value Option on a Contract Anniversary will not change your Contract Value. In that case, your Accumulated Value in the Indexed Value Option will decrease and your Accumulated Value in the Fixed Value Option will increase by the same amount. Transfers are not subject to Surrender Charges or MVAs.”

c.               Comment:  With respect to the Indexed Value Option Calculation, please clarify in the second bullet point that it is any withdrawal amounts “from the Indexed Value Option.”  This comment also applies to the “Between Contract Anniversaries” scenario.

Response:  The Company has complied with the SEC staff comment.

d.              Comment:  Please disclose whether there are any limitations as to when the company may terminate the index options or whether the company may do so at its discretion.

Response:  In response to the SEC staff comment, the first sentence in the third paragraph under the “Termination or Substitution of an Index or Indexed Value Option” section of the prospectus has been revised to state as follows:  “Please note that we may terminate or substitute any or all of the Indexed Value Options at any time in our sole discretion by sending you written notice to your last known address stating the effective date on which the Indexed Value Option(s) will terminate or be substituted.”

e.               Comment:  Please clarify whether it is possible to eliminate all indexed options so that only the fixed option remains.  If this is the case, please explain to the staff if any thought has been given to permitting contract holders to surrender the contract without the imposition of a surrender charge or market value adjustment if all indexed options are removed.

Response:  Although it is very unlikely, it is possible for the Company to eliminate all Indexed Value Options so that only the Fixed Value Option remains.  In that event, the Company will continue to assess applicable Surrender Charges and MVAs on all withdrawals or surrenders that occur during the Surrender Charge Period.  The Contract Owners will not receive less than the Contract’s Minimum Guaranteed Surrender Value.

For clarification, the Company has added the following to the “Risk That We May Eliminate or Substitute an Index” section of the prospectus:  “Although we believe it is highly unlikely, it is possible that we may eliminate all of the Indexed Value Options, leaving only the Fixed Value Option available under the Contract. In that event, your Accumulated Value in the Indexed Value Options would be transferred to the Fixed Value Option. For more information, please see the “Contract Value: Indexed Value Options” section on page    .”

f.                 Comment:  Please clarify what can be changed by the company.  For example, can the company substitute a different Index Option with a different calculation methodology?

Response:  The Company has added the following to the “Indexed Value Options” section:   “If we substitute an Indexed Value Option for a new Indexed Value Option, the new Indexed Value Option may be based on a different equity index and may use a different interest rate calculation methodology. The interest credited under the new Index Value Option may differ from the replaced Index Value Option and could result in a lower Index Credit earned.”

g.              Comment:  Please clarify that a contract owner is assuming the risk that an investment in an indexed account could potentially offer no return.

Response:  The Company has revised the last sentence under the “Index Credit” section of the prospectus as follows:  “While Index Credits may equal zero, they will never be less than zero, and therefore will never reduce your Accumulated Value.”

h.              Comment:  In the event the company terminates or substitutes any of the Indexed Value Options, the disclosure states that “your Accumulated Value in that Indexed Value Option will be automatically transferred to the Fixed Value Option and will be credited with the Current Fixed Value Interest Rate for the remainder of the Contract Year.”  Please explain supplementally to the staff whether the company will treat the portion of the contract year in which Accumulated Value remained in the Indexed Value Option as a full contract year for the purpose of crediting any Index Credits.

Response:  The Company intends to treat the portion of the Contract Year in which the Accumulated Value remained in the Indexed Value Option as a full Contract Year for the purpose of crediting any Index Credits.  For clarification, the Company has added the following to the “Indexed Value Options” section of the prospectus:  “We will treat the portion of the Contract Year in which your Accumulated Value remained in the Indexed Value Option as a full Contract Year for the purpose of crediting any Index Credits.”

i.                  Comment:  In the event an Index (or Index Option) is substituted, please clarify that the performance of the new Index (or Index Option) may differ from that of the replaced Index (or Index Option) and could result in a lower index credit earned.

Response:  The Company has revised the “Risk That We May Eliminate Or Substitute An Index” section of the prospectus to state, “If we do so, the performance of the new index may differ from the Index, and could result in a lower Index Credit earned. This, in turn, may affect any future Index Credits you earn.”

j.                  Comment:  In the last sentence of the fourth paragraph of the section of the prospectus entitled “Indexed Value Options,” please clarify whether you meant to use the term “Indexed Value Option” rather than the term “Index” in this context.

Response:  The Company intended to use the term Indexed Value Option and has revised the disclosure accordingly.

k.               Comment:  Please indicate how the Initial Fixed Value Interest Rate, Current Fixed Value Interest Rate, and the Cap Rate may vary depending on the Surrender Charge Schedule.

Response:  The Company notes that the “Credited Interest Rates and Cap Rates” section of the prospectus currently explains, “However, a particular Surrender Charge Schedule may affect the Initial Fixed Value Interest Rate and Current Fixed Value Interest Rates we declare for the Fixed Value Option and the Cap Rates we establish for each Indexed Value Option. In general, a Surrender Charge Schedule with a longer Surrender Charge Period may have a higher Initial Fixed Value Interest Rate, Current Fixed Value Interest Rates and Cap Rates. Longer Surrender Charge Schedules allow us to purchase longer maturity investments in our general account which generally are likely to result in higher crediting rates for those Contracts.”

“Under certain interest rate and market environments, however, the Initial Fixed Value Interest Rate and Current Fixed Value Interest Rates we credit and the Cap Rates we establish under a Contract may not increase, and could possibly decrease, as the duration of the Surrender Charge Period increases. For example, this may occur in, but is not limited to, interest rate and market environments where the yield on certain short-term fixed income securities exceeds the yield on comparable fixed income securities with longer durations or where market volatility significantly increases the cost of call options we use to manage our obligation to credit Index Credits under the Indexed Value Options.”

l.                  Comment:  Please include the minimum Cap Rate on each Indexed Value Option in the prospectus.

Response:  The guaranteed minimum Cap Rate on the Annual Point to Point Value Option is 4%.  The guaranteed minimum monthly Cap Rate on the Monthly Point to Point Value Option is 1%.  The Company has revised the “Indexed Value Options: Cap Rate” section of the prospectus to reflect the guaranteed minimum Cap Rates.

16.        Surrender Charge (pages 20-21)

a.               Comment:  The Surrender Charge disclosure should be moved forward.

Response:  The Company has complied with the SEC staff comment by describing Surrender Charges, including the Surrender Charge Schedule chart, in the “CONTRACT SUMMARY” section of the prospectus.

b.              Comment:  The second sentence of the disclosure states that the company assesses a surrender charge on the amount of any Penalty-Free Withdrawals taken in the 12 months prior to surrender.  Does this mean that, in the case of a 3-Year Surrender Charge Schedule, if the contract is surrendered in year 4, any Penalty-Free Withdrawal taken in year three would incur a surrender charge, even though the surrender occurred outside of the Surrender Charge Period?

Response:  The second sentence in the “Surrender Charge” section of the prospectus has been revised to state, “We will assess a Surrender Charge on the amount of any Penalty-Free Withdrawals taken in the 12 months prior to a surrender of the Contract during the Surrender Charge Period.”

c.               Comment:  The above disclosure also seems inconsistent with the prior sentence that states the “Surrender Charge is a charge we assess upon a surrender or withdrawal from the Contract during the Surrender Charge Period to the extent the amount of the surrender or withdrawal exceeds the annual Penalty-Free Withdrawal amount.”

Response:  The disclosure is not inconsistent.  Generally, no Surrender Charge is applied to a Penalty-Free Withdrawal.  However, the second sentence in the “Surrender Charge” section sets forth an exception to the general principle.  Where a full surrender, during the Surrender Charge Period, occurs within twelve months of a Penalty-Free Withdrawal, then a Surrender Charge will be applied to the Penalty-Free Withdrawal amount.

17.        Confinement Care Waiver (p. 21)

Comment:  According to the disclosure, if you have been confined to a Qualified Care Center for at least 90 consecutive days after your third Contract Anniversary and that confinement represents your first confinement to a Qualified Care Center, you “may be eligible” to withdraw up to 100% of your Contract Value without the application of a Surrender Charge or MVA.  Please describe the circumstances in the above scenario in which a contract owner is not eligible.  Otherwise, please revise the disclosure.

Response:  The Company has revised the subject disclosure to read “you are eligible.”

18.        Terminal Illness Waiver (p.21)

Comment:  The disclosure states “You may be eligible to withdraw up to 100% of your Contract Value without the application of a Surrender Charge . . . subject to the conditions in the [rider].”  Do you mean “you are eligible,” subject to the conditions of the rider?

Response:  The Company has revised the subject disclosure to read “you are eligible.”

19.        Deferral of Payment (p. 22)

Comment:  The disclosure states the company has the right to defer payment of surrender proceeds for up to six months.  Please disclose whether the company will pay interest on the proceeds and whether the company must receive approval from any insurance regulator for such deferral.  Also, please consider making the disclosure more prominent.

Response:  The Company notes that it will pay interest on Surrender Proceeds that have been deferred at a rate of interest at least equal the Fixed Value Minimum Interest Rate and that some states may require state approval to defer the payment of the Surrender Proceeds.  In that regard, the Company has bolded the “Deferral of Payment” section of the prospectus and has added the following to that section:  “We will pay interest on Surrender Proceeds that have been deferred at an annual rate of interest equal to the greater of the Current Fixed Value Minimum Interest Rate or the minimum rate of interest required by the state in which the Contract has been issued. Some states require us to receive their approval before we defer the payment of Surrender Proceeds.”

20.        Death Benefit Proceeds (pages 22-23)

a.               Comment:  In the event the Contract Owner dies before the maturity date, please specify whether the Beneficiary has 60 days to choose a settlement option.

Response:  The following sentence has been added as the second sentence under the “Owner’s Death” section of the prospectus, “If you did not choose a Settlement Option, the Beneficiary has 60 days from our receipt of the proof of death to make such a selection.”

b.              Comment:  Please explain supplementally to the staff what is meant by “we will pay any remaining balance as provided for in the chosen Settlement Option, at least as rapidly as under the method of payment in effect at the Annuitant’s/Owner’s death.”

Response:  The subject language is required by Section 72(s) of the Internal Revenue Code (“IRC”) for all annuity contracts, not just the Contract.  It is intended to keep payments qualified as annuity payments for purposes of Section 72(s) of the IRC.  That requirement prevents the Company from increasing the duration of annuity payments to exceed that provided for under the selected Settlement Option.  For example, if an owner of an annuity contract annuitized for a set period of 20 years, but died after 10 years, then the insurance company issuing the annuity contract would be prevented from changing the payments based on the beneficiary’s life expectancy to go beyond the remaining 10 years.

c.               Comment:  Please explain to the staff the statement “We will not be liable for any payment made before we record the written notice of a change in Beneficiary.”  The statement suggests that the company’s actions in failing to record the notice relieves it of liability regarding payments.

Response:  The Company has revised the disclosure to read, “We will not be liable for any payment made before we receive written notice of a change in Beneficiary in good order.”

21.        Settlement Options (page 23)

Comment:  In the fourth sentence of the second paragraph, please use a plain English term in place of “commuted.”

Response:  The subject sentence has been revised to read, “Once the Supplementary Contract is in effect, the method of payment cannot be changed and the Contract cannot be assigned or terminated for the present value of any future payments under the selected Settlement Option.”

22.        Lifetime Income Benefit Rider (pages 24-27)

a.               Comment:  The disclosure states “This Rider is designed for Contract Owners who desire a guaranteed income stream for life.”  This statement is also true for an annuity.  Please distinguish between selecting the rider and annuitizing under the contract (e.g., the rider allows you to retain liquidity).  Also, please elaborate on who should, and should not, consider electing the rider.

Response:  The Company has revised the first paragraph in the “LIFETIME INCOME BENEFIT RIDER” section of the prospectus to read, “We offer the optional Lifetime Income Benefit Rider (“Rider”) for an extra charge. This Rider is designed for Contract Owners who desire a guaranteed payment stream for life with payments that begin during the term of the Contract when the Contract Owner is age 50 or older. The Rider is only available where the Contract Owner and Annuitant are the same person.  LIB payments are not annuity payments. Annuity payments generally receive more favorable tax treatment than LIB payments.”

b.              Comment:  Please consider re-characterizing the “guaranteed income stream” as a “guaranteed payment stream” as there does not seem to be any income component to the payments.  As the subsequent disclosure states, the rider payments are first treated as withdrawals from contract value and when contract value is exhausted, the payments continue as benefit payments.

Response:  The Company has complied with the SEC staff comment.

c.               Comment:  The term Excess Withdrawals implies there also exists an acceptable level of withdrawals.  However, Excess Withdrawals are defined as withdrawals taken after LIB payments have begun.  The term in this context is confusing.  Please consider using an alternative term.

Response:  The Company acknowledges the SEC staff comment but respectfully disagrees.  LIB payments reduce your Contract Value until it reaches zero, once LIB payments start, any withdrawals in excess of the LIB payments are Excess Withdrawals.  The Company notes that the term “Excess Withdrawal” is defined in the “Definitions” section and in the “Lifetime Income Benefit Rider” section of the prospectus.

d.              Comment:  The disclosure states that you can start or stop LIB payments at any time.  Please disclose the factors and risks to consider before selecting to start receiving payments.

Response:  In response to the SEC staff comment, the Company has added the following to the “Lifetime Income Benefit Rider” section, “You should carefully consider your income and liquidity needs, ability to make additional Premium payments and projected amount of your LIB payments before you elect to receive LIB payments. Once LIB payments commence, your IAV will no longer grow at the IAV rate. Even if you stop LIB payments after they commenced, your IAV will no longer grow at the IAV rate.  In addition, any Excess Withdrawals you take may significantly reduce the value of the Rider and may cause the Rider to terminate.”

e.               Comment:  Do you mean for the first sentence of the second paragraph of this section to read “The Rider guarantees that you can receive the Lifetime Income Benefit (“LIB”) payments for your life, or the joint lifetime of you and your spouse with equal payments for the remaining lifetime of the survivor, even if the Contract Value and the Income Account Value (“IAV”) under the Rider (defined below) are both reduced to zero, provided certain conditions are met?”

Response:  The Company revised the subject disclosure pursuant to the SEC staff’s recommendation.

f.                 Comment:  Please state the maximum charge for the rider.

Response:  The maximum rider fee rate is 1%. The Rider charge equals the rider fee rate multiplied by the Contract Value on the Contract Anniversary.  Since Contract Value will fluctuate, the Company cannot anticipate what the maximum Rider charge will equal.  The maximum rider fee rate has been disclosed in the “Rider Charge” section of the prospectus.

g.              Comment:  With respect to Step-Ups, the disclosure states “On each Contract Anniversary after LIB payments start, if your Contract Value before the deduction of the rider charge is greater than your IAV, your Guaranteed Annual LIB Amount will equal the greater of: (i) Your IAV multiplied by the applicable Guaranteed Income Percentage; or (ii) Your Contract Value multiplied by the applicable Guaranteed Income Percentage.  By nature of the assumption involved (i.e., Contract Value before the deduction of the rider is greater than IAV), won’t the result always be the second option?

Response:  The Company has revised the disclosure to read, “On each Contract Anniversary after LIB payments start, if your Contract Value before the deduction of the rider charge is greater than your IAV, your Guaranteed Annual LIB Amount will be equal to the greater of:

• Your current Guaranteed Annual LIB Amount; or

• Your Contract Value multiplied by the applicable Guaranteed Income Percentage.”

23.        Information Regarding Eagle Life Insurance Company (pages 37-43)

Comment:  On page 43, the disclosure states that calculations using the NAIC formula as of December 31, 2008, indicated that the company’s ratio of total adjusted capital to the highest level at which regulatory action might be initiated was 842%.  In plain English, please explain why this is important for a prospective purchaser of the contract.

Response:  In response to the SEC staff comment, the following disclosure has been added to the end of the seventh paragraph in the “Regulation” section of the prospectus, “The ratio of our total adjusted capital to our RBC is a measure of our capital adequacy and claims paying ability.”

24.        Potential Risk Factors That May Affect Future Results (pages 44-50)

a.               Comment:  Please define the term “other than temporary impairment losses.”

Response:  In response to the SEC staff comment, the Company has added the following to the end of the first paragraph in the “POTENTIAL RISK FACTORS THAT MAY AFFECT FUTURE RESULTS” section of the prospectus: “Under FASB guidance entitled “Recognition and Presentation of Other-Than-Temporary Impairments” issued in April 2009, an impairment is considered to be other than temporary if the entity holding the impaired security (i) intends to sell the impaired security, (ii) is more likely than not to be required to sell the security before recovering its cost, or (iii) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell the security).”

b.              Comment:  The disclosure states on page 45 that if the company’s counterparties fail to honor their obligations under derivative instruments, the company’s revenues may not be sufficient to fund the annual index credits on our index annuities.  Please clarify whether this would result in the company not paying the credit.  Or, alternatively, whether this means that the funds to pay the credit will have to come from other sources, such as reserves.  If the company would not pay the credit, please include this disclosure among the risk factors at the beginning of the prospectus.

Response:  In response to the SEC staff comment, the Company has added the following sentence as the fifth sentence to the tenth paragraph in the “POTENTIAL RISK FACTORS THAT MAY EFFECT FUTURE RESULTS” section of the prospectus: “If our revenues are not sufficient to cover the payment of annual Index Credits, we will use the assets in our General Account to meet those obligations.”

25.        Appendices

a.               Comment:  The disclosure in Appendix A-1, C-2, and C-3 should be relocated in the prospectus so that it precedes the disclosure beginning on page 28.

Response:  The Company has complied with the SEC staff comment.

b.              Comment:  With respect to Appendix A, please tell the staff what the company’s cap rates have been in the past.  Is a 6% cap rate a realistic expectation for contract owners?  Also, what does the company expect the guaranteed minimum will be for the cap rate?

Response:  The guaranteed minimum Cap Rate on the Annual Point to Point Value Option is 4%.  The guaranteed minimum monthly Cap Rate on the Monthly Point to Point Value Option is 1%.  The Company notes that it has not previously issued a fixed indexed annuity contract and therefore lacks historical experience in setting cap rates.  However, the Company’s parent, American Equity Life, has issued fixed indexed annuity contracts and has often set cap rates higher than 6% for the annual point to point options under those contracts.  Based on American Equity Life’s experience, a 6% Cap Rate is a realistic expectation for Contract Owners.

c.               Comment:  With respect to Appendix C, please explain to the staff what happens if a contract owner takes more than a 10% withdrawal.  Does the company impose a surrender charge on the whole withdrawal amount?  Also, is the 10% free-withdrawal reflected in the examples?

Response:  As more fully discussed in the “Penalty-Free Withdrawals” section of the prospectus, a Surrender Charge and MVA maybe applied to all withdrawals during the Surrender Charge Period over the 10% penalty-free amount.  No Surrender Charge or MVA is applied to the 10% penalty-free amount, unless the Penalty-Free Withdrawal is taken within 12 months of a full surrender during the Surrender Charge Period.  In addition, the Company notes that the examples state that “No Penalty-Free Withdrawal applies.”

26.        Financial Statements, Exhibits, and Certain Other Information

Comment:  Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response:  The Company has complied with the SEC staff comment.

27.        Representations

Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Response:  The Company has provided the requested representations in a separate letter filed as correspondence to the Amendment.

*  *  *  *  *

We believe that the Amendment is complete and responds to all SEC staff comments.  We respectfully request that the staff review these materials as soon as possible.  As noted above, requests for acceleration from the Company and from the principal underwriter accompany the Amendment and request acceleration of the effective date of the Amendment to January 18, 2010 or as soon as practicable thereafter.

If you have any questions regarding this letter or the enclosed Amendment, please contact the undersigned at 202.383.0118.  We greatly appreciate the SEC staff’s efforts in assisting the Company with this filing.

Sincerely

/s/ Thomas E. Bisset

Thomas E. Bisset

Enclosures

cc:	Wendy Carlson
Marla Lacey
Steve Roth
Lisa Flanagan